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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2000


                           CONSOLIDATED WATER CO. LTD.
                 (Translation of registrant's name into English)

     TRAFALGAR PLACE, WEST BAY ROAD, P.O. BOX 1114 GT, GRAND CAYMAN, B.W.I.
                    (Address of Principal Executive Offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F  [X]                   Form 40-F   [ ]

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes        [ ]                   No           [X]

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CONSOLIDATED WATER CO. LTD.
                                              (Registrant)



Date: August 9, 2000                   By :  /s/ Alexander S. Bodden
      -----------------                      ----------------------------------
                                             Alexander S. Bodden
                                             Vice President Finance and
                                             Company Secretary


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FOR IMMEDIATE RELEASE

CONSOLIDATED WATER COMPLETES ACQUISITION OF SEATEC BELIZE LTD.

ACQUISITION IS CONSISTENT WITH COMPANY'S GEOGRAPHIC EXPANSION STRATEGY

GEORGE TOWN, Cayman Islands, B.W.I. (July 31, 2000) -- Consolidated Water Co. Ltd. (Nasdaq National Market: "CWCO"), which develops and operates seawater conversion plants and water distribution systems in the Cayman Islands where natural supplies of drinking (i.e., potable) water are scarce, today announced that it has completed the acquisition of SeaTec Belize Limited for approximately $3.9 million (US$) in cash.

SeaTec Belize Ltd. has operated a reverse osmosis seawater conversion plant on Ambergris Caye in Belize, Central America, for approximately four years. Earlier this year, the plant's production capacity was expanded from 200,000 U.S. gallons per day (Usgpd) to 384,000 Usgpd, in order to accommodate increasing demand for potable (i.e., fresh) water from resorts, residences and businesses on Ambergris Caye, where potable water is not available from natural sources. On July 12th, the Cabinet of the Government of Belize announced that it had endorsed a proposal for the establishment of an upscale tourist resort consisting of two separate properties with a total capacity of 500 rooms at Punta Azul on Ambergris Caye. The plant supplies water under a 15-year contract to, and for distribution by, the Water & Sewerage Authority of the Government of Belize (WASA). The fixed-price contract with the governmental agency allows for SeaTec Belize Ltd. to recoup any increases in the cost of fuel required to operate the seawater conversion plant and has an inflation-adjustment clause incorporated therein.

"We understand that Consolidated Water has the necessary expertise to adequately operate the reverse osmosis facility on Ambergris Caye, thus ensuring a reliable source of water to Belizeans and tourists residing on the island," commented Leonardo Folgarait, Sr., Chief Executive Officer of WASA. "The sale of SeaTec Belize to Consolidated Water of Cayman has been acknowledged by our Board of Directors, and we look forward to a productive relationship with the company."

"Consolidated Water Co. has been converting seawater into fresh drinking water in the Cayman Islands for more than a quarter-century, and our operational expertise with reverse osmosis technology is compatible with the SeaTec Belize facilities," stated Jeffrey Parker, Chairman and Chief Executive Officer of Consolidated Water Co. Ltd. "Approximately 97% of the Earth's water is comprised of salt water, and there are many areas in the world where naturally occurring supplies of fresh water are scarce or non-existent. The Cayes off Belize represent one such locale, and we have identified a number of other countries which can benefit from seawater conversion technology. While the time required to negotiate and bring to fruition projects in other countries often requires patience, we are pleased to launch our 'offshore' expansion strategy with the acquisition of SeaTec Belize Ltd."

"We expect SeaTec Belize Ltd. to contribute three to six cents to Consolidated's earnings per share during the first full year of operation under our ownership," continued Parker.

Belize, with a population of approximately 210,000, is a Central American country which is located on the Caribbean Sea and is bordered by Mexico to the north and Guatemala to the west and south. Ambergris Caye is the largest of the approximately 200 islands located off the mainland of Belize, and its economy has benefited from the growing popularity of the island as a resort and scuba diving destination for American travelers.

Consolidated Water Co. Ltd. intends to develop and operate seawater conversion plants and water distribution systems in areas of the world where naturally-occurring supplies of potable water are scarce or nonexistent. It currently operates a public water utility in certain areas of the Cayman Islands under a 20-year exclusive license from the Government of the Cayman Islands. The Company has signed contracts for an operation in the Commonwealth of the Bahamas.

The common stock of Consolidated Water Co. Ltd. is traded on the Nasdaq National Market under the symbol "CWCO".

THIS PRESS RELEASE INCLUDES STATEMENTS THAT MAY CONSTITUTE "FORWARD-LOOKING" STATEMENTS, USUALLY CONTAINING THE WORDS "BELIEVE", "ESTIMATE", "PROJECT", "INTEND", "EXPECT" OR SIMILAR EXPRESSIONS. THESE STATEMENTS ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INHERENTLY INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. FACTORS THAT WOULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, CONTINUED ACCEPTANCE OF THE COMPANY'S PRODUCTS AND SERVICES IN THE MARKETPLACE, CHANGES IN ITS RELATIONSHIP WITH THE GOVERNMENTS OF THE JURISDICTIONS IN WHICH IT OPERATES, THE ABILITY TO SUCCESSFULLY SECURE CONTRACTS FOR WATER PROJECTS IN OTHER COUNTRIES, THE ABILITY TO DEVELOP AND OPERATE


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SUCH PROJECTS PROFITABLY, AND OTHER RISKS DETAILED IN THE COMPANY'S PERIODIC
REPORT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. BY MAKING THESE FORWARD-LOOKING STATEMENTS, THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE THESE STATEMENTS FOR REVISIONS OR CHANGES AFTER THE DATE OF THIS RELEASE.

For further information, please contact:

Alexander S. Bodden, Vice President, Finance at (345) 945-4277 or via e-mail at cwco@candw.ky

or

RJ Falkner & Company, Inc., Investor Relations Counsel at (800) 377-9893 or via e-mail at info@rjfalkner.com